Registration with Foreign Financial Regulatory Authorities
J.P. MORGAN SECURITIES LLC
CIK 0000782124
Supporting document and workaround for question 4 on SBSD-BD application

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From: TradingAndMarkets <TradingAndMarkets@SEC.GOV>
Sent: Wednesday, October 06, 2021 3:41 PM
To: Stevens, Scott P (Compliance, USA) <scott.p.stevens@jpmchase.com>
Cc: TradingAndMarkets <TradingAndMarkets@SEC.GOV>
Subject: RE: SBSD-A and SBSD-BD Test Filings in EDGAR

Mr. Stevens,

You have stumbled on an issue with the EDGAR system coding for these Forms.
We have submitted a ticket to get this fixed.

In the meantime, we suggest this workaround –
the firm should upload a separate pdf document (as an "other" document), including the applicant's name, CIK number and the date, the identity of the question on the Form being addressed with a brief description of the fact that the applicant, while located in the U.S. is/has branches that are registered with the following foreign regulatory agencies. The firm should then list each of the foreign regulatory agencies (the English version of the name) it is registered with, along with the foreign registration # for each.

Please let us know if you have any questions on this, or if you have any problems executing this workaround.

The Division of Trading and Markets

Foreign Financial Regulatory Authority: Ontario Securities Commission
Registration No. (if any): 2510
Country: Canada